SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

4 TIMES SQUARE

NEW YORK, NY 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

April 19, 2007

David Irving

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Fremont General Corporation Item 4.01 8-K Filed April 2, 2007 File No. 1-08007

Dear Mr. Irving:

We are counsel to Fremont General Corporation (the “Company”). On behalf of the Company, set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter, dated April 6, 2007, from you to Louis J. Rampino, President and Chief Executive Officer of the Company, with respect to the Current Report on Form 8-K filed by the Company on April 2, 2007.

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In paragraph two of Item 4.01 of your Form 8-K filed April 2, 2007 you state that there were no disagreements between the Company and Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. However, we note in the letter from Grant Thornton LLP dated April 2, 2007 that they disagreed with several of your statements included in the Form 8-K filed on April 2, 2007. Please tell us how you determined that there were no disagreements between you and your independent accountants, and revise to provide all disclosures required by Item 304 of Regulation S-K, including but not limited to Section (a)(1)(iv) and (v) of Item 304.

The Company does not believe that an amendment to its Current Report on Form 8-K is warranted in these circumstances because the Company believes its previously filed report contains all disclosures required by Item 304 of Regulation S-K. At no time did Grant Thornton LLP (“Grant Thornton”) communicate to the Company that Grant Thornton disagreed with the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Indeed, the April 2 Grant Thornton letter does not contain such an assertion. Rather, the nature of Grant Thornton’s disagreement with the Company runs to a factual issue; that is, whether any “reportable event” pursuant to Section (a)(1)(v)(C)(1)(i) of Item 304 of Regulation S-K occurred. The requirement to disclose this disagreement was satisfied by the inclusion of Grant Thornton’s letter to the Commission as an exhibit to the Company’s report, as required by Item 4.01 of Form 8-K.

The Company maintains that no “reportable event” occurred because at no time, whether during the conference call during which Grant Thornton advised the Company of its intention to resign or prior thereto, did Grant Thornton convey to the Company that there was any question that any of the additional information that it was requesting or the additional procedures and testing that it desired to complete related to a concern about the fairness or reliability of previously issued financial statements or the proposed 2006 full year financial statements.

Based on its conversations with Grant Thornton, the Company believes that the current operating environment and the industry in which the Company operates were the principal reasons for Grant Thornton’s resignation.

With respect to Grant Thornton’s assertion that “the Company did not provide certain requested information to Grant Thornton on dates previously agreed upon with management,” the Company continues to maintain that it provided all material information on a timely basis.

Insofar as Grant Thornton’s letter is included in an exhibit to the Company’s report on Form 8-K, the disagreements between Grant Thornton and the Company, to the extent Grant Thornton is able to articulate them, are fully disclosed. We would also respectfully submit that the Company is not obliged to accept Grant Thornton’s version of the facts in determining whether and the extent to which the Company has disclosure obligations under the federal securities laws.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 735-2642 should you have any questions.

Very truly yours,

/s/ William S. Rubenstein

William S. Rubenstein

cc:	Alan W. Faigin, Esq.

Fremont General Corporation

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